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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
GOLDEN TELECOM, INC.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
38122G107

(CUSIP Number)
Franz Wolf
Suite 2
4 Irish Place
Gibraltar
+350 41977
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 21, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (3-06)

CUSIP No.	38122G107	SCHEDULE 13D	Page	2	of	18

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SUNBIRD LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Cyprus

	7.	Sole Voting Power

Number Of		10,731,707*

Shares	8.	Shared Voting Power
Beneficially
Owned By		0

Each	9.	Sole Dispositive Power
Reporting
Person		10,731,707*

With	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☑

13.	Percent of Class Represented by Amount in Row (11)

26.6%

14.	Type of Reporting Person (See Instructions)

HC
* See Items 5 and 6 hereof.

CUSIP No.	38122G107	SCHEDULE 13D	Page	3	of	18

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) YIELDCARE LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Cyprus

	7.	Sole Voting Power

Number Of		10,731,707*

Shares	8.	Shared Voting Power
Beneficially
Owned By		0

Each	9.	Sole Dispositive Power
Reporting
Person		10,731,707*

With	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☑

13.	Percent of Class Represented by Amount in Row (11)

26.6%

14.	Type of Reporting Person (See Instructions)

HC
* See Items 5 and 6 hereof.

CUSIP No.	38122G107	SCHEDULE 13D	Page	4	of	18

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALTIMO HOLDINGS & INVESTMENTS LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

British Virgin Islands

	7.	Sole Voting Power

Number Of		10,731,707*

Shares	8.	Shared Voting Power
Beneficially
Owned By		0

Each	9.	Sole Dispositive Power
Reporting
Person		10,731,707*

With	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☑

13.	Percent of Class Represented by Amount in Row (11)

26.6%

14.	Type of Reporting Person (See Instructions)

HC
* See Items 5 and 6 hereof.

CUSIP No.	38122G107	SCHEDULE 13D	Page	5	of	18

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CTF HOLDINGS LIMITED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Gibraltar

	7.	Sole Voting Power

Number Of		10,731,707*

Shares	8.	Shared Voting Power
Beneficially
Owned By		0

Each	9.	Sole Dispositive Power
Reporting
Person		10,731,707*

With	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☑

13.	Percent of Class Represented by Amount in Row (11)

26.6%

14.	Type of Reporting Person (See Instructions)

HC
* See Items 5 and 6 hereof.

CUSIP No.	38122G107	SCHEDULE 13D	Page	6	of	18

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CROWN FINANCE FOUNDATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Liechtenstein

	7.	Sole Voting Power

Number Of		10,731,707*

Shares	8.	Shared Voting Power
Beneficially
Owned By		0

Each	9.	Sole Dispositive Power
Reporting
Person		10,731,707*

With	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,731,707*

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)

☑

13.	Percent of Class Represented by Amount in Row (11)

26.6%

14.	Type of Reporting Person (See Instructions)

OO
* See Items 5 and 6 hereof.

SCHEDULE 13D	Page 7 of 18
Introductory Statement
     This Amendment No. 14 to the Statement on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of Golden Telecom, Inc. (the “Issuer”). This Amendment No. 14 supplementally amends the initial Statement on Schedule 13D, dated May 21, 2001; Amendment No. 1 thereto, dated July 20, 2001; Amendment No. 2 thereto, dated September 13, 2001; Amendment No. 3 thereto, dated February 28, 2002; Amendment No. 4 thereto, dated September 9, 2002; Amendment No. 5 thereto, dated November 6, 2002; Amendment No. 6 thereto, dated April 10, 2003; Amendment No. 7 thereto, dated August 29, 2003; Amendment No. 8 thereto, dated December 24, 2003; Amendment No. 9 thereto, dated August 19, 2004; Amendment No. 10 thereto, dated November 13, 2006; Amendment No. 11 thereto, dated December 6, 2006; Amendment No. 12 thereto, dated June 27, 2007 and Amendment No. 13 thereto, dated October 19, 2007 (collectively, the “Existing Statement” and together with this Amendment, the “Statement”), filed by the Reporting Persons (as defined below) and certain other entities. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Existing Statement. Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement.
Item 1. Security and Issuer
     No changes.
Item 2. Identity and Background
     This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	Sunbird Limited;

(ii)	Yieldcare Limited;

(iii)	Altimo Holdings & Investments Ltd.;

(iv)	CTF Holdings Limited; and

(v)	Crown Finance Foundation.
     This Amendment relates to the Shares of the Issuer held by Sunbird Limited. The agreement between the Reporting Persons relating to the joint filing of this Amendment is referenced as Exhibit A hereto.
The Reporting Persons
     Sunbird Limited (“Sunbird”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Sunbird is to function as a holding company. Current information concerning the

SCHEDULE 13D	Page 8 of 18
identity and background of the directors and officers of Sunbird is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Yieldcare Limited (“Yieldcare”) is a Cyprus company with its principal address at Themistokli Dervi, 5, Elenion Building, 2nd floor, P.C. 1066, Nicosia, Cyprus. The principal business of Yieldcare is to function as a holding company. Yieldcare is the sole shareholder of Sunbird, and in such capacity may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Yieldcare is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Altimo Holdings & Investments Ltd. (“Altimo”) is a British Virgin Islands company with its principal address at the premises of Trident Trust Company (B.V.I.) Limited at Trident Chambers, P.O. Box 659, Road Town, Tortola, British Virgin Islands. The principal business of Altimo is to act as a holding company. Altimo is the sole shareholder of Yieldcare, and in such capacity, may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information regarding the identity and background of the directors and officers of Altimo is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     CTF Holdings Limited (“CTF Holdings”) is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings is the majority owner of Cotesmore Holdings Limited, a Bahamas corporation (“Cotesmore”), Laketown Services Limited, an Isle of Man corporation (“Laketown”), and Bardsley Investment Corp., a British Virgin Islands corporation (“Bardsley” and, together with Cotesmore and Laketown, the “Holding Companies”). Collectively, the Holding Companies own a majority of the shares of Altimo. As a consequence of its majority ownership of the Holding Companies, CTF Holdings may be deemed to have the power to direct the voting of a majority of the shares of Altimo and may therefore be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Crown Finance Foundation (“Crown Finance”) is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares of the Issuer held directly by Sunbird. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current

SCHEDULE 13D	Page 9 of 18
information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     No changes.
Item 4. Purpose of Transaction
     Item 4 of the Existing Statement is hereby amended by adding the following:
     On December 21, 2007, the Issuer, VimpelCom Finance B.V. (“VIP Finance”) and Lillian Acquisition, Inc. (the “Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). According to a Report on Form 8-K filed by the Issuer on December 21, 2007, VIP Finance is an indirect, wholly-owned subsidiary of OJSC “Vimpel-Communications” (“VimpelCom”) and the Purchaser is a direct, wholly-owned subsidiary of VIP Finance. Pursuant to the Merger Agreement (and subject to the terms and conditions set forth therein), the Purchaser has agreed to commence a cash tender offer for 100% of the outstanding Shares of the Issuer no later than January 18, 2008 (the “Proposed Tender Offer”). The description of the Merger Agreement included in this Item 4 is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference to Exhibit 2.1 to the Report on Form 8-K filed by the Issuer on December 21, 2007.
     Subject to consideration of the actual terms of the Proposed Tender Offer and the circumstances existing at the time of the expiration of the Proposed Tender Offer, it is the current intention of the Reporting Persons that Sunbird will tender and sell its Shares in the Issuer to the Purchaser pursuant to the Proposed Tender Offer. The Reporting Persons may, and reserve the right to, change their plans and intention with respect to the Shares held by Sunbird, including that Sunbird not sell its Shares in the Issuer, in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors that may arise prior to the expiration of the Proposed Tender Offer.
Item 5. Interest in Securities of the Issuer
     Part (a) of Item 5 of the Existing Statement is hereby deleted in its entirety and replaced with the following:
     (a)(i)  Each of the Reporting Persons may be deemed to be the beneficial owner of the 10,731,707 Shares of the Issuer held directly by Sunbird (representing 26.6% of the total number of the Shares outstanding). This percentage is calculated on the basis of the Issuer having

SCHEDULE 13D	Page 10 of 18
40,314,522 Shares issued and outstanding as of November 6, 2007, as reported by the Issuer in its most recent quarterly report on Form 10-Q filed November 9, 2007. To the best of the Reporting Persons’ knowledge, other than the Reporting Persons, and except as noted in Annex A hereto, which is incorporated herein by reference in response to this Item 5(a), no other person named in Item 2 beneficially owns any Shares.
     (ii)  The Issuer, Altimo (then known as Alfa Telecom Limited and the party from which Sunbird acquired its shares), Nye Telenor East Invest AS, a company organized under the laws of Norway (“Telenor”), OJSC Rostelecom, a company organized in the Russian Federation (“RTK”), Capital International Global Emerging Markets Private Equity Fund, L.P., a Delaware limited partnership (“CIG”), Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey (“Cavendish”), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg (“First NIS Fund”, and together with Telenor, RTK, CIG, and Cavendish, the “Shareholder Agreement Parties”) entered into a Shareholders Agreement, dated as of August 19, 2003 (the “Shareholders Agreement”), a Standstill Agreement, dated as of August 19, 2003 (the “Standstill Agreement”), and a Registration Rights Agreement, dated as of August 19, 2003 (the “Registration Rights Agreement”). Copies of the Shareholders Agreement, the Standstill Agreement, and the Registration Rights Agreement were attached as Exhibits R, S, and T to Amendment 7 to this Statement on Schedule 13D and are incorporated herein by reference. As a result of the terms of the Shareholders Agreement, Standstill Agreement, and Registration Rights Agreement, the Reporting Persons may be deemed to be part of a “group” with some or all of the Shareholder Agreement Parties within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, but the Reporting Persons hereby disclaim any such “group” status.
     Reference is made to such statements on Schedule 13D or Schedule 13G as have been or may be filed with the Securities and Exchange Commission by each of the Shareholder Agreement Parties for information regarding such entities, their respective beneficial ownership of Shares, and any changes to such respective beneficial ownership of Shares. To the best of the Reporting Persons’ knowledge, as of the date hereof, the following Shareholder Agreement Parties may be deemed to beneficially own the following numbers of Shares: Telenor — 7,369,972 (representing 18.3% of the total number of Shares outstanding); RTK — 4,417,055 (representing 11.0% of the total number of Shares outstanding); and CIG – 1,327,046 (representing 3.3% of the total number of Shares outstanding). These percentages are calculated on the basis of the Issuer having 40,314,522 Shares issued and outstanding as of November 6, 2007, as reported by the Issuer in its most recent quarterly report on Form 10-Q filed November 9, 2007. The Reporting Persons and any other person named in response to Item 2 hereof disclaim beneficial ownership of any Shares held by any of the Shareholder Agreement Parties, and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any other person named in response to Item 2 hereof is part of a “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”)

SCHEDULE 13D	Page 11 of 18
and Rule 13d-5 under the Exchange Act) or is the beneficial owner of any Shares beneficially owned by any of the Shareholder Agreement Parties.
     (b) No changes.
     (c) Except as otherwise stated herein, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the Shares during the past sixty days by any of the persons named in response to Item 2.
     (d) No changes.
     (e) No changes.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No changes.
Item 7. Material to be Filed as Exhibits
     The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 12 of 18
Signature
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete, and correct.

SUNBIRD LIMITED

December 24, 2007 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-fact Name/Title

YIELDCARE LIMITED

December 24, 2007 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-fact Name/Title

ALTIMO HOLDINGS & INVESTMENTS LTD.

December 24, 2007 Date

/s/ Franz Wolf Signature

Franz Wolf, Director Name/Title

SCHEDULE 13D	Page 13 of 18

CTF HOLDINGS LIMITED

December 24, 2007 Date

/s/ Franz Wolf Signature

Franz Wolf, Director Name/Title

CROWN FINANCE FOUNDATION

December 24, 2007 Date

/s/ Franz Wolf Signature

Franz Wolf, Attorney-in-fact Name/Title

SCHEDULE 13D	Page 14 of 18
ANNEX A
Directors and Officers of Sunbird Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Charalambos Michaelides, Director (Cyprus)	Chartered Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Stella Herodotou, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus
Directors and Officers of Yieldcare Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Sophia Ioannou, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus

Stella Raouna, Director (Cyprus)	Accountant	Themistokli Dervi, 5 Elenion Building, 2nd floor, P.C. 1066 Nicosia, Cyprus
Directors and Officers of Altimo Holdings & Investments Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale L-2449 Luxembourg

SCHEDULE 13D	Page 15 of 18

Name/Title/Citizenship	Principal Occupation	Business Address
Georgia Karydes, Director (Cyprus)	Director, Feldmans Management (Overseas) Ltd.	6 Nikou Georgiou Street Block C, Office 704 Nicosia 1098, Cyprus

Olga Kichatova, Director (Russia)	Senior Financial Advisor, CTF Holdings Limited	3rd Floor, Building 3, 6 Sechenovskiy Pereulok 109034 Moscow Russia

Leonid Reznikovich, Chief Executive Officer (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Marina Kushnareva, Director (Russia)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar
Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenow, Director (Switzerland)	Financial Advisor	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

SCHEDULE 13D	Page 16 of 18

Name/Title/Citizenship	Principal Occupation	Business Address
Dr. Christian Zangerle, Director (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618, FL-9490 Vaduz, Liechtenstein

Members of the Supervisory Board of the Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven (Russia)	President, OJSC “Alfa-Bank”	11 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Alexander Fain, (Russia)	Chief Executive Officer, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Mikhail Fridman (Russia)	Chairman of the Board of Directors, OJSC “Alfa Bank”	9 Mashy Poryvaevoy Street, 107078 Moscow, Russia

Mikhail Gamzin (Russia)	Director General, OJSC “Russian Technologies”	3rd Golutvinsky Pereulok, 10 Building 6, 109180 Moscow, Russia

German Khan (Russia)	Executive Director, TNK-BP Management	1, Arbat Street, 119019 Moscow, Russia

Lev Khasis (Russia)	Chief Executive Officer, X5 Retail Group N.V.	Kapranova Pereulok 3 123242 Moscow, Russia

Alexander Kosiyanenko (Russia)	Member of the Supervisory Board of X5 Retail Group N.V.	Apt. 421 Mozhayskoye shosse 2, B 121356 Moscow, Russia

Andrei Kosogov (Russia)	Chairman of the Board of Alfa Asset Management	12 Prospect Academic Sakharov 107078 Moscow, Russia

Alexey Kuzmichev (Russia)	Chairman of the Board of Directors, Alfa Eco LLC	21 Novy Arbat Street, 121019 Moscow, Russia

Nigel John Robinson (United Kingdom)	Director of Corporate Development, Finance and Control, Alfa Group Consortium	6 Sechenovskiy Pereulok, Building 3, Floor 3, 119034, Moscow, Russia

SCHEDULE 13D	Page 17 of 18

Name/Title/Citizenship	Principal Occupation	Business Address
Leonid Reznikovich (Russia)	Chief Executive Officer, Altimo	11 Savvinskaya Nab., 119435 Moscow, Russia

Alexander Savin (Russia)	Chief Executive Officer – Alfa Eco LLC	12 Krasnopresnenskaya Nab. International Trade Center 2, Entrance 7 123610 Moscow, Russia
To the best of the Reporting Persons’ knowledge:
(a) With the exception of 811 Shares held for the account of Mr. Peter Aven, none of the above persons hold any Shares of the Issuer.
(b) With the exception of Mr. Leonid Reznikovich, who, in his capacity as a director of the Issuer, is covered by the 1999 Equity Participation Plan of the Issuer (a copy of which is incorporated by reference to the Issuer’s definitive proxy statement on Form DEF-14A dated April 25, 2000), none of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares of the Issuer.

SCHEDULE 13D	Page 18 of 18
EXHIBIT INDEX
Exhibit A Joint Filing Agreement, dated as of November 10, 2006, by and among Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation, incorporated herein by reference to Exhibit A to the statement on Schedule 13D/A filed with the Securities and Exchange Commission by Sunbird Limited, Yieldcare Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited, and Crown Finance Foundation on November 13, 2006.
Exhibit B A conformed copy of the Power of Attorney, dated December 24, 2007, authorizing Franz Wolf to sign this Amendment on behalf of Sunbird Limited.
Exhibit C A conformed copy of the Power of Attorney, dated December 24, 2007, authorizing Franz Wolf to sign this Amendment on behalf of Yieldcare Limited.
Exhibit D A conformed copy of the Power of Attorney, dated July 4, 2007, authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation.